Mestek, Inc. Savings and Retirement Plan

Financial Statements

and

Supplemental Schedule

December 31, 2003 and 2002

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULE

December 31, 2003 and 2002

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULE

December 31, 2003 and 2002

Page

Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements:

Statements of Net Assets Available for Plan Benefits	3

Statement of Changes in Net Assets Available for Plan Benefits	4

Notes to Financial Statements	5-10

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11

Report of Independent Registered Public Accounting Firm

Plan Administrator

Mestek, Inc. Savings and Retirement Plan

Westfield, Massachusetts

We have audited the accompanying statement of net assets available for plan benefits of the Mestek, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Mestek, Inc. Savings and Retirement Plan as of December 31, 2003, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ Vitale, Caturano & Company, Ltd

VITALE, CATURANO & COMPANY, LTD.

November 24, 2004

Boston, Massachusetts

Report of Independent Registered Public Accounting Firm

Plan Administrator

Mestek, Inc. Savings and Retirement Plan

We have audited the accompanying statement of net assets available for plan benefits of Mestek, Inc. Savings and Retirement Plan as of December 31, 2002. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above, presents fairly, in all material respects, the net assets available for plan benefits of Mestek, Inc. Savings and Retirement Plan as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Boston, Massachusetts

July 10, 2003

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003			2002
	Participant Directed	Non- Participant Directed	Total	Participant Directed	Non- Participant Directed	Total

ASSETS
Investments:
Mestek 401(k) Account:
Investments, at est. fair value:
MassMutual Life Ins. Co.
Pooled Separate Accts:
Core Equity Fund	$4,394,800	$ -	$4,394,800	$3,132,703	$ -	$3,132,703
Small. Co. Fund	3,042,872	-	3,042,872	1,871,085	-	1,871,085
Balanced Fund	2,750,757	-	2,750,757	2,005,817	-	2,005,817
Intermediate Bond Fund	2,464,697	-	2,464,697	2,555,791	-	2,555,791
Indexed Equity Fund	5,077,752	-	5,077,752	3,635,827	-	3,635,827
Growth Equity Fund	2,229,356	-	2,229,356	1,388,649	-	1,388,649
International Equity Fund	1,652,878	-	1,652,878	764,024	-	764,024
Med. Co. Growth
Equity Fund	2,268,047	-	2,268,047	1,097,287	-	1,097,287
Mestek Stock Fund	134,858	-	134,858	109,942	-	109,942
Participant loans	1,746,726	-	1,746,726	1,806,900	-	1,806,900
Investment, at contract value:
MassMutual Life Ins. Co.
Investment Contract	26,642,716	-	26,642,716	26,852,641	-	26,852,641
Mestek Profit Sharing Account:
Investments, at est. fair value:
MassMutual Life Ins. Co.
Pooled Separate Accts:
Core Equity Fund	-	3,790,131	3,790,131	-	2,782,723	2,782,723
Small Co. fund	-	3,319,958	3,319,958	-	2,374,955	2,374,955
Indexed Equity Fund	-	2,658,930	2,658,930	-	1,945,876	1,945,876
Participant loans	-	423,361	423,361	-	488,797	488,797
Investment, at contract value:
MassMutual Life Ins. Co.
Investment Contract	-	8,614,070	8,614,070	-	7,779,536	7,779,536
Total investments	52,405,459	18,806,450	71,211,909	45,220,666	15,371,887	60,592,553

Receivables:
Participants’ contributions	-	-	-	257,515	-	257,515
Employer’s contributions	46,595	1,922,360	1,968,955	44,561	1,664,959	1,709,520
Total receivables	46,595	1,922,360	1,968,955	302,076	1,664,959	1,967,035

Total assets	52,452,054	20,728,810	73,180,864	45,522,742	17,036,846	62,559,588

LIABILITIES
Amount due for unsettled trades	-	36,217	36,217	-	293	293

Net assets available for plan benefits	$52,452,054	$20,692,593	$73,144,647	$45,522,742	$17,036,553	$62,559,295

The accompanying notes are an integral part of these financial statements.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2003

	Participant Directed	Non- Participant Directed	Total

Additions to net assets attributed to:
Contributions:
Participants	$3,875,439	$ -	$3,875,439
Employer	676,204	2,012,353	2,688,557
Rollover	149,667	-	149,667
Total contributions	4,701,310	2,012,353	6,713,663

Investment income:
Net appreciation in fair value of investments	4,594,807	2,204,367	6,799,174
Interest income	1,235,154	276,476	1,511,630
Interest income on participant loans	122,695	37,084	159,779
Total investment income	5,952,656	2,517,927	8,470,583

Total additions	10,653,966	4,530,280	15,184,246
Deductions from net assets attributed to:
Benefits paid to participants	3,712,700	870,030	4,582,730
Administrative expenses	11,954	4,210	16,164
Total deductions	3,724,654	874,240	4,598,894
Net increase	6,929,312	3,656,040	10,585,352
Net assets available for plan benefits:
Beginning of year	45,522,742	17,036,553	62,559,295
End of year	$52,452,054	$20,692,593	$73,144,647

The accompanying notes are an integral part of these financial statements.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

1.	DESCRIPTION OF PLAN

The following description of Mestek, Inc. Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan was established as of November 15, 1951. The Plan is subject to the provisions of the Internal Revenue Code (the “Code”) and the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is a defined contribution profit sharing plan established for the benefit of the employees of Mestek, Inc. and certain of its affiliates (“the Company”). The Plan has two components, a profit sharing account and a 401(k) account. The Plan covers eligible salaried and hourly employees not covered by a collective bargaining agreement, who choose to participate, and who have completed at least one year of service.

Plan Amendment

In 1999, the Plan Administrator amended the Plan, allowing Mestek, Inc. “Company Stock” to be included as an investment option. The term “Company Stock” shall include shares of Mestek, Inc. common stock and other equity securities issued by the employer that qualify as a “qualifying equity security” as defined by ERISA. Assets of the Plan may be invested in “Company Stock” subject to certain limitations posed by ERISA or other regulatory agencies, such as the Securities and Exchange Commission.

Participant Contributions

Participants may elect to have up to fifty percent of their Plan compensation (as defined) withheld and contributed to the Plan up to the maximum allowed by the Code. The amounts withheld from compensation reduce the amount of income reportable for income tax purposes. Participant contributions are maintained in the “401(k) account”.

Participants may elect to make nondeductible voluntary contributions up to an additional ten percent of their Plan compensation each year, subject to certain limitations.

Eligible participants who have attained age 50 before the close of the calendar year may also make catch-up contributions up to the dollar amount of the catch-up permitted for the year.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

1.      DESCRIPTION OF PLAN...continued

Employer Contributions

The Company contributes $.25 for each $1.00 deferred by participants and deposited to the Plan. This matching contribution is applied only to the first 6% of Plan compensation deferred by participants, and, in total, the Company contribution will not exceed 1.5% of an employee’s Plan compensation. The Company does not match any amounts relating to post-tax voluntary contributions. Contributions are funded on a current basis. Matching contributions are maintained in the 401(k) account.

On an annual basis, the Company determines whether to make a Profit Sharing contribution for certain divisions of the Company and how much to contribute. Currently, the Company contributes 3% of an employee’s Plan compensation and an additional 3% on Plan compensation exceeding the annual FICA wage base for eligible, active employees employed on the last day of the year by divisions of the Company receiving a Profit Sharing contribution. Employer contributions are maintained in the “Profit Sharing Account”.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and allocations of plan earnings and administrative expenses. Plan earnings are allocated based on account balances by fund. Expenses for distributions are paid by the Plan by reducing the account of the participant initiating the transaction.

Vesting

Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Company matching contribution portion of an individual participant’s 401(k) account is based on the following schedule:

	Contributions	Contributions
	Made Prior to	Made After
Years of Service	October 1, 2001	October 1, 2001

Less than 2	0%	0%
2	0%	20%
3	20%	40%
4	40%	60%
5	60%	80%
6	80%	100%
7 or more	100%	100%

Vesting in the Profit Sharing portion of the plan also follows the seven-year schedule above.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

1.      DESCRIPTION OF PLAN...continued

Forfeitures

Forfeitures are held in an interest bearing holding account by the custodian. Forfeitures in the 401(k) account on Company matching contributions are applied first to reduce expenses related to the administration of the Plan and then to reduce Company contributions. Forfeitures of $296,175 and $293,264 were available as of December 31, 2003 and 2002, respectively. No forfeitures were utilized to pay Plan expenses or reduce Company contributions during 2003.

Forfeitures in the Profit Sharing account are reallocated among Participants in the ratio that the Plan compensation of each Participant bears to the total Plan compensation of all Participants. Forfeitures of $89,222 were generated in 2003. During 2003, the Plan allocated $101,033 of forfeitures to participant accounts.

Participant Loans

Participants are eligible to borrow up to 50% of their vested balance to a maximum of $50,000. Loans bear interest at 1% above prime market rates (4.75% - 10.5% at December 31, 2003) and are repayable over a period not to exceed five years.

Investments

Within the Profit Sharing account, assets are invested at the discretion of the Retirement Committee.

Within the 401(k) account, upon enrollment in the Plan, participants may direct contributions to any combination of fund options selected by the Company’s Retirement Committee and maintained by MassMutual Life Insurance Company (“MassMutual”). All funds (except for the Investment Contract and the Mestek Stock Fund), are invested in pooled separate accounts and do not guarantee principal or rate of return. Plan participants may change their investment election at any time through MassMutual’s Internet or phone portals.

The following is a description of each investment option:

The Investment Contract is invested in a group annuity contract issued by MassMutual. This fund will receive a rate of interest set by MassMutual semiannually (4.65% for 2003 and 6.0% for 2002).

The Core Equity Fund invests primarily in common stocks of large, well established companies.

The Small Company Fund invests mainly in common stocks of small, publicly traded companies that have some unique product, market position, or operating method which sets them apart.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

1.      DESCRIPTION OF PLAN...continued

Investments...continued

The Balanced Fund invests in a blend of three types of assets: stocks, bonds and short-term securities (or cash).

The Intermediate Bond Fund invests mainly in investment-grade, publicly traded bonds (debt issued by the U.S. government, agencies and companies). The bonds mature over periods from 1 to 10 years.

The Indexed Equity Fund invests in stocks which will approximate, as closely as possible, the Standard & Poor’s 500 Index.

The Growth Equity Fund invests primarily in equity securities of large companies with long-term growth potential.

The International Equity Fund invests at least 90% of its assets in equity securities of companies wherever located, the primary stock market of which is outside the United States with the intentions of long-term growth.

The Medium Company Growth Equity Fund invests primarily in equity securities of medium-size companies with long-term growth potential.

The Mestek Stock Fund is invested in the common stock of Mestek, Inc., the Plan sponsor.

Withdrawals

Participants are allowed to withdraw certain portions of their account, as defined by the Plan, upon retirement, termination of employment, death, disability or determination of financial hardship.

Payment of Benefits

Upon death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) with $5,000 or more in vested benefits may elect to (i) receive a lump-sum distribution equal to the participant’s vested account balance, (ii) receive a deferred annuity or (iii) to have assets remain in the Plan. A participant with less than $5,000 in vested benefits receives a lump-sum cash payment. Additional options are available under the Plan upon retirement.

The normal retirement date for a participant is the first day of the month following the participant’s 65th birthday. Participants are allowed to defer their retirement date past the normal retirement date and contributions will continue until the participant retires.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Investment Valuation

Pooled separate accounts are valued at estimated fair value based upon the net unit values of units held by the Plan at year end. The investment contract is valued at contract value (see

Note 5) which approximates fair value. The Mestek Stock Fund is valued at estimated fair value based on the quoted market prices of the underlying assets. Participant loans are valued at their estimated fair value on the basis of their expected future principal payments.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

The Company has elected to pay substantially all administrative costs. Administrative costs paid for by the Company are not included in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Reclassification

Certain amounts in the December 31, 2002 statement of net assets available for plan benefits have been reclassified to conform to current year presentation.

3.	TAX STATUS

The Plan has received a favorable determination letter dated June 16, 1995 from the Internal Revenue Service. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the year ended December 31, 2003.

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

5.      INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a Group Annuity investment contract with MassMutual. MassMutual maintains the contributions in pooled separate accounts, and in a guaranteed investment contract. The guaranteed investment contract is fully benefit responsive. The guaranteed investment contract was credited with guaranteed interest rates of return of 4.65% and 6.00% (which approximates the average yield) during 2003 and 2002, respectively. Interest rates on the contract are reset semiannually. The contract is charged for Plan withdrawals and administrative expenses by MassMutual. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings less Plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

6.	INVESTMENT APPRECIATION (DEPRECIATION)

During 2003, the Plan’s investments appreciated (depreciated) in fair value (including gains and losses on investments bought and sold, as well as held during the year) as follows:

Pooled separate accounts	$6,790,900
Mestek Stock Fund	8,274
$6,799,174

7.	CHANGE IN PLAN SERVICE PROVIDER

The Plan effected a change in Custodian, Investment Adviser and Recordkeeper effective January 1, 2004 from MassMutual to JP Morgan Chase & Co. Retirement Plan Services. All funds were transferred on January 13 and 14, 2004 to a combination of fund options maintained by JP Morgan Chase & Co. Retirement Plan Services. A blackout period existed from December 9, 2003 until February 9, 2004 to facilitate the transfer of funds.

8.	PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in the Mestek Stock Fund, which is comprised of a short-term investment fund component and shares of common stock of the Company. The unit values of the Mestek Stock fund are recorded and maintained by MassMutual Life Insurance Company. During the year ended December 31, 2003, the Plan purchased shares of Company stock in the amount of $25,978 and sold shares of Company stock in the amount of $10,144. These transactions qualify as party-in-interest transactions. The total fair value of the Plan’s interest in the Mestek Stock Fund was $134,858 and $109,942 at December 31, 2003 and 2002, respectively.

Participant loans also qualify as party-in-interest transactions. Pooled separate accounts and the guaranteed investment contract are managed by affiliates of MassMutual Life Insurance Company, custodian of the Plan, and also qualify as party-in-interest transactions.

SUPPLEMENTAL SCHEDULE

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Employer Identification Number 25-0661650

Plan Number 002

SCHEDULE H. LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003
(a)	(b)	(c)					(d)	(e)
		Description of Investment
	Identity of Issuer, Borrower, Lessor or Similar Party	Type of Investment	Maturity Dated	Rate of Interest	Collateral	Par or Maturity Value	Cost	Current Value

	MassMutual Life Ins. Co.
*	Core Equity Fund	Pooled separate account	n/a	n/a	n/a	n/a	$7,854,224 ***	$8,184,931
*	Sm. Co. Fund	Pooled separate account	n/a	n/a	n/a	n/a	5,221,097 ***	6,362,830
*	Balance Fund	Pooled separate account	n/a	n/a	n/a	n/a	n/a	2,750,757
*	Intermediate Bond Fund	Pooled separate account	n/a	n/a	n/a	n/a	n/a	2,464,697
*	Indexed Equity Fund	Pooled separate account	n/a	n/a	n/a	n/a	7,616,281***	7,736,682
*	Growth Equity Fund	Pooled separate account	n/a	n/a	n/a	n/a	n/a	2,229,356
*	International Equity Fund	Pooled separate account	n/a	n/a	n/a	n/a	n/a	1,652,878
*	Med. Co. Growth. Equity Fund	Pooled separate account	n/a	n/a	n/a	n/a	n/a	2,268,047
*	Investment Contract**	Guaranteed investment contract	12/31/03	4.65%	n/a	n/a	35,256,786 ***	35,256,786
*	Mestek Stock Fund	Unitized stock fund	n/a	n/a	n/a	n/a	n/a	134,858
*	Participant Loans	Loans to participants	varies	4.75% - 10.5%	n/a	n/a	---	2,170,087
								$71,211,909

* Represents a party–in–interest to the Plan

** Contract Value

*** Cost provided for both non-participant-directed and participant-directed portions of fund